Exhibit 99.1

Lifeway Foods, Inc. Announces Results for the Second Quarter Ended June 30, 2017

Morton Grove, IL — August 14, 2017 — Lifeway Foods, Inc., (Nasdaq: LWAY), the leading U.S. supplier of kefir cultured dairy products, today reported financial results for the second quarter ended June 30, 2017.

“In the face of a retail business climate that continues to prove challenging, our focus on both the consumer and the customer is producing important and meaningful results,” said CEO Julie Smolyanksy. “Lifeway posted a 1.9% increase in net sales for the quarter led by increased consumption of our flagship products and the encouraging launch of our new cupped kefir product line. Our leadership team has never been more inspired to execute against our strategic framework as we partner with the trade to deliver sustainable growth not only with category-expanding innovation but through our core kefir portfolio.”

Second Quarter Results

Second quarter net sales increased by $602 or 1.9% to $31,733. Higher volumes of our branded drinkable kefir, private label products and the impact of our new cupped kefir were partially offset by increased trade promotion to support expanded distribution of drinkable and cupped kefir.”

Gross profit as a percent of net sales decreased to 29.2% during the three-month period ended June 30, 2017 from 31.3% during the same three-month period in 2016. The lower gross profit percent reflects higher milk costs and increased trade promotion partially offset by lower delivery costs.

Selling expenses decreased by $63 or 1.8% to $3,400 during the three-month period ended June 30, 2017 from $3,463 during the same period in 2016. The decline in selling expenses was driven by lower advertising costs mostly offset by higher sales salaries. The lower level of advertising in the second quarter is largely due to timing as we promoted our Pro Bugs product line with an ad campaign last year and had no comparable campaign this year. The higher sales salaries reflects our strategic initiative to elevate customer focus and improve selling effectiveness supported by an augmented sales organization which was launched in the first quarter of 2017. Selling expenses as a percentage of net sales were 10.7% for the three-month period ended June 30, 2017 compared to 11.1% for the same period in 2016.

General and administrative expenses increased $767 or 25.2% to $3,813 during the three-month period ended June 30, 2017 from $3,046 during the same period in 2016. The increase is primarily a result of higher compensation partially offset by lower professional fees.

Our effective tax rate for the three months ended June 30, 2017 was 43.6% compared to an effective tax rate of 27.2% in the same period last year. We reported net income of $1,036 or $0.06 per basic and diluted common share for the three-month period ended June 30, 2017 compared to net income of $2,107 or $0.13 per basic and diluted common share in the same period in 2016.

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First Six Months of Fiscal 2016

Year to date net sales increased by $149, or approximately 0.2%, to $63,850 during the six-month period ended June 30, 2017 from $63,701 during the same six-month period in 2016. Sales of private label products and our new cupped kefir contributed to a 1% volume gain that was partially offset by higher trade promotion in 2017.

Gross profit as a percent of net sales decreased to 27.8% from 28.9% in the same period last year. The lower gross profit percent reflects higher milk costs and increased trade promotion partially offset by lower delivery costs.

Selling expenses increased by $1,211 or 18.8% to $7,638 during the first six months of 2017 from $6,427 in the first six months of 2016. As a percentage of net sales, selling expenses increased to 12.0% compared to 10.1% in the same period last year.

Our effective tax rate for the six months ended June 30, 2017 was 43.1% compared to an effective tax rate of 31.3% in the same period last year. We reported net income of $1,160 or $0.07 per basic and diluted common share for the six-month period ended June 30, 2017 compared to net income of $3,062 or $0.19 per basic and diluted common share in the same period in 2016.

Balance Sheet

Cash and cash equivalents increased $0.5 million to $9.3 million during the six months ended June 30, 2017. As of June 30, 2017, the Company had outstanding borrowings of approximately $6.7 million, of which $3.4 becomes due in May of 2018. The Company had additional borrowing capacity of $5 million under its line of credit as of June 30, 2017.

About Lifeway Foods, Inc.

Lifeway Foods, Inc. (LWAY), recently named one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces frozen kefir, specialty cheeses and a ProBugs line for kids. Lifeway’s tart and tangy cultured dairy products are available throughout the United States and on a small, but growing basis in Canada, Latin America, Ireland, and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “will,” “expect,” “next,” “project,” “potential,” “continue,” “expand,” and “grow.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@Lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2017 and December 31, 2016

(In thousands)

	June 30, 2017 (Unaudited)	December 31, 2016
Current assets
Cash and cash equivalents	9,349	8,812
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,500 and $1,600 at June 30, 2017 and December 31, 2016 respectively	10,388	9,594
Inventories, net	8,097	8,042
Prepaid expenses and other current assets	1,285	785
Refundable income taxes	342	309
Total current assets	29,461	27,542

Property, plant and equipment, net	23,010	21,832

Intangible assets
Goodwill and other indefinite-lived intangibles	14,068	14,068
Other intangible assets, net	1,311	1,647
Total intangible assets	15,379	15,715

Other Assets	125	125
Total assets	67,975	65,214

Current liabilities
Current maturities of notes payable	3,419	840
Accounts payable	6,285	5,718
Accrued expenses	3,813	2,169
Accrued income taxes	75	654
Total current liabilities	13,592	9,381

Notes payable	3,280	6,279
Deferred income taxes, net	1,192	1,192
Other long-term liabilities	351	–
Total liabilities	18,415	16,852

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,274 shares issued; 16,154 outstanding	6,509	6,509
Paid-in-capital	2,236	2,198
Treasury stock, at cost	(10,340)	(10,340)
Retained earnings	51,155	49,995
Total stockholders' equity	49,560	48,362

Total liabilities and stockholders' equity	67,975	65,214

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

For the three and six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Net sales	$31,733	$31,131	$63,850	$63,701

Cost of goods sold	21,857	20,763	44,931	44,002
Depreciation expense	597	633	1,183	1,264
Total cost of goods sold	22,454	21,396	46,114	45,266

Gross profit	9,279	9,735	17,736	18,435

Selling expense	3,400	3,463	7,638	6,427
General and administrative expense	3,813	3,046	7,598	6,992
Amortization expense	168	177	336	353
Total operating expenses	7,381	6,686	15,572	13,772

Income from operations	1,898	3,049	2,164	4,663

Other income (expense):
Interest expense	(61)	(47)	(118)	(105)
Loss on sale of investments, net reclassified from OCI	–	(15)	–	(27)
Loss on sale of equipment	–	(151)	(5)	(151)
Other income, net	–	60	–	77
Total other income (expense)	(61)	(153)	(123)	(206)

Income before provision for income taxes	1,837	2,896	2,041	4,457

Provision for income taxes	801	789	881	1,395

Net income	$1,036	$2,107	$1,160	$3,062

Earnings per common share:
Basic	$0.06	$0.13	$0.07	$0.19
Diluted	$0.06	$0.13	$0.07	$0.19

Weighted average common shares:
Basic	16,154	16,149	16,154	16,169
Diluted	16,203	16,149	16,211	16,169

COMPREHENSIVE INCOME
Net income	$1,036	$2,107	$1,160	$3,062
Other comprehensive income (loss), net of tax:
Unrealized gains on investments, net of taxes	–	12	–	56
Reclassifications to earnings:
Realized gains on investments, net of taxes	–	24	–	17
Comprehensive income	$1,036	$2,143	$1,160	$3,135

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended June 30, 2017 and 2016

(Unaudited)

(In thousands)

	2017	2016
Cash flows from operating activities:
Net Income	1,160	3,062
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	1,519	1,617
Loss on sale of investments, net	–	27
Reserve for inventory obsolescence	131	–
Stock-based compensation	775	42
Loss on sale of property and equipment	5	151
(Increase) decrease in operating assets:
Accounts receivable	(793)	(502)
Inventories	(185)	(1,649)
Refundable income taxes	(33)	(70)
Prepaid expenses and other current assets	(500)	(448)
Increase (decrease) in operating liabilities:
Accounts payable	564	(1,710)
Accrued expenses	1,259	765
Accrued income taxes	(579)	576
Net cash provided by operating activities	3,323	1,861

Cash flows from investing activities:
Purchases of investments	–	(479)
Proceeds from sale of investments	–	1,024
Redemption of certificates of deposits	–	513
Purchases of property and equipment	(2,400)	(1,382)
Proceeds from sale of property and equipment	34	39
Net cash used in investing activities	(2,366)	(285)

Cash flows from financing activities:
Purchase of treasury stock	–	(738)
Repayment of notes payable	(420)	(420)
Net cash used in financing activities	(420)	(1,158)

Net increase in cash and cash equivalents	537	418

Cash and cash equivalents at the beginning of the period	8,812	5,646

Cash and cash equivalents at the end of the period	$9,349	$6,064

Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$1,493	$886
Cash paid for interest	$118	$105

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